

February 26, 2013

Via E-mail
Michael J. Mauceli
Reef Oil & Gas Partners, L.P.
1901 N. Central Expressway, Suite 300
Richardson, Texas 75080

> **Re:** **Reef 2012-2013 Drilling Fund, L.P.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 31, 2013**
> **File No. 333-172846**

Dear Mr. Mauceli:

We have reviewed your amended registration statement and letter dated January 31, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   Please update the financial information provided in the filing as of December 31, 2012 or as of the latest practicable date, including, but not limited to, the information provided within the 'Prior Activities' section beginning on page 64.

Prospectus Summary, page 1

2.   We note your response to comment one in our letter dated October 31, 2012, and we reissue the comment in part. Please revise your diagram to indicate the post-offering beneficial ownership interests in the Partnership and Reef Oil & Gas Partners, L.P. and their respective subsidiaries.

Reef Oil & Gas Partners, L.P. - Balance Sheet, page F-3

3.   Please provide an updated audited balance sheet to comply with the guidance in Rule 8-08 of Regulation S-X.

Appendix D

4.   We note your response to comment 10 in our letter dated October 31, 2012. In particular, we note your response in respect of opinion paragraph two. Please revise your disclosure under "Material Federal Income Tax Consequences" to state whether you will, going forward, rely on counsel's opinion as to (i) your status or the status of any operating subsidiaries for U.S. federal income tax purposes or (ii) whether your operations will generate "qualifying income" under Section 7704 of the Internal Revenue Code.

5.   Similarly, with respect to those opinions where you provide a "should" level opinion, please revise the opinion and your disclosure to describe why counsel cannot give a "will" opinion and to describe the degree of uncertainty. See Section III.C.4. of Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, at *http://sec.gov/interps/legal/cfslb19.htm*.

6.   Please revise to provide counsel's opinion as to whether unitholders who are admitted as limited partners of the Partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of common units, will be treated as partners of the Partnership for U.S. federal income tax purposes. Please make parallel revisions in the prospectus disclosure, as appropriate.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Michael J. Mauceli
Reef Oil & Gas Partners, L.P.
February 26, 2013
Page 3

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Ted Schweinfurth
        Baker & McKenzie LLP